EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement

In the year of 2021, China Life Insurance Company Limited (the “Company”) fully implemented the national strategic deployment. At a new development stage, the Company implemented the new development concept, served the new development pattern, and pushed forward its high-quality development by sticking to the role of insurance. In 2021, the Company’s accumulated premium income amounted to approximately RMB620 billion (unaudited), maintaining a solid leading position in the market.

Adhering to the people-centered development philosophy, the Company actively implemented the national strategic deployment. To effectively connect poverty alleviation with rural revitalization, the Company undertook more than 50 projects related to poverty prevention, with 1,175 cadres staying at villages for assistance taking root in the frontline and contributing to the poverty alleviation work. The Company spared no efforts to promote the development of areas in need of support, such as the “Three Regions and Three Prefectures”, and precisely implemented 116 investment projects offering support to such areas. The accumulative amount of investment by the Company in real economy has reached RMB2.7 trillion, with the new investments in 2021 reaching nearly RMB770 billion. The Company’s government-sponsored health insurance has benefited 1.12 million people under poverty and reduced the burden of their medical cost by nearly RMB3.2 billion, demonstrating the insurer’s responsibility to protect people’s good life. The coverage of supplementary medical insurance has increased by 60% year on year and 54 city-customized commercial medical insurance projects were implemented in 15 provinces and cities. The Company has actively developed the third pillar pension insurance business, with the insurance for the elderly covering 50.24 million people and the accumulated reserves reaching approximately RMB1.7 trillion. The Company continuously optimized the service experience, taking the lead to provide the “95519 hotline” service channel and a senior-friendly APP version to the elderly. The Company also made key breakthroughs in centralized and shared operational services, shortening the settlement process of small claims to 0.13 days.

In 2022, despite the continuing tough and complex situations, China’s economic fundamentals that will sustain long-term growth remain unchanged. The life insurance industry in China is still at an important stage full of strategic opportunities for development, and the long-term development trend still remains positive. During the first two months of this year, by centering the ideas of “achieving stable growth, maintaining market positions, controlling cost and risks, and focusing on the leading functions of Party building and the empowerment of value creation, coordinated development, digitalized operation and product and service innovation”, the Company continued to push forward its high-quality development and maintained a stable development.

Board of Directors of China Life Insurance Company Limited

March 11, 2022